CONSENT OF ANDREW BROWN

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F ("Annual Report") being filed by B2Gold Corp. (the "Company"), for the year ended December 31, 2024, including any amendments or exhibits thereto, and the references to, and the information derived from, (i) the report titled "Fekola Complex, Mali, NI 43-101 Technical Report" dated December 31, 2023, (ii) mineral resource estimates for the Fekola Complex, (iii) the report titled "National Instrument (NI) 43-101 Technical Report for the Goose Project and Back River District, Nunavut, Canada" dated effective 28 March 2025, (iv) mineral resource estimates for the Goose Project (v) mineral resource estimates for the Otjikoto Mine, (vi) mineral resource estimates for the Gramalote Project (vii) scientific and technical information regarding exploration matters contained in the Annual Information Form, and (viii) scientific and technical information regarding exploration matters contained in the Management's Discussion and Analysis and, in each case, to the references, as applicable, to the undersigned's name, as an expert or "qualified person" in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158 No. 333-239197 and No. 333-273659) of the Company if applicable, as amended.

/s/ Andrew Brown
Andrew Brown, Vice President, Exploration
March 28, 2025